Financial Institutions Group

February 6, 2007

VIA FACSIMILE AND EDGAR

(202) 942-9530

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ESSA Bancorp, Inc. (Registration Number 333-139157)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On behalf of Ryan Beck & Co. Inc., and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join ESSA Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 12:00 p.m. on Monday, February 12, 2007, or as soon thereafter as may be practicable.

Sincerely,

Michael Rasmussen

Managing Director